

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2021

Lee Jacobson
Chief Executive Officer
Robot Cache US Inc.
5910 Pacific Center Boulevard, Suite 300
San Diego, California 92121

> **Re: Robot Cache US Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed June 28, 2021**
> **File No. 024-11431**

Dear Mr. Jacobson:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gary J. Ross